Exhibit 99.2

ABB Ltd

AGENDA AND RESOLUTIONS

from the Annual General Meeting of Shareholders

held on May 12, 2005, 10.00

in the “Messe Zürich”, Zürich-Oerlikon / CH

AGENDA AND RESOLUTIONS

1.              Reporting for Fiscal Year 2004

(Reporting only).

2.              Approval of the Annual Report, the Consolidated Financial Statements, and the Annual Financial Statements for 2004

The shareholders approve the Annual Report, the Consolidated Financial Statements, and the  Annual Financial Statements for 2004.

3.              Discharge of the Board of Directors and the Persons entrusted with Management

The shareholders discharge the members of the Board and the persons entrusted with Management for the fiscal year 2004.

4.              Appropriation of available earnings

The shareholders approve the proposal of the Board of Directors to not declare the distribution of a dividend and to carry forward the profit available to the General Meeting in the amount of CHF 10,570,584.

5.              Elections to the Board of Directors

The shareholders reelect the following persons as members of  the Board of Directors for a further period of one year, i.e. until the General Meeting 2006:

•                  Roger Agnelli

•                  Jürgen Dormann

•                  Louis R. Hughes

•                  Hans Ulrich Märki

•                  Michel de Rosen

•                  Michael Treschow

•                  Bernd W. Voss

•                  Jacob Wallenberg

6.              Election of the Auditors, Group Auditors and Special Auditors

The shareholders elect Ernst & Young AG as auditors and Group auditors and  OBT AG as special auditors for the fiscal year 2005.

This is a translation of the original German version. In case of any discrepancy, the German version shall prevail.

For the minutes:

Zurich, May 12, 2005	Georg Matiaska, Legal Counsel